

12061910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46937



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/11 (MM/DD/YY) AND ENDING 04/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charter Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 N. Mayfair Road, Suite 210
(No. and Street)

Wauwatosa	WI	53226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel Hassler (414) 257-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100	Waukesha	WI	53186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Hassler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Capital Management, Inc., as of April 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRENT A. RITCHEY NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTER CAPITAL MANAGEMENT, INC.

ANNUAL REPORT

FOR THE YEAR ENDED APRIL 30, 2012


WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

CHARTER CAPITAL MANAGEMENT, INC.

ANNUAL REPORT

FOR THE YEAR ENDED APRIL 30, 2012

Charter Capital Management, Inc.

Annual Report

April 30, 2012

Table of Contents



WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Charter Capital Management, Inc.

We have audited the accompanying statements of financial condition of Charter Capital Management, Inc., as of April 30, 2012 and April 30, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Capital Management, Inc. as of April 30, 2012 and April 30, 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the accompanying computation of net capital and aggregate indebtedness schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with accounting standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & Co., S.C.
Waukesha, Wisconsin
June 21, 2012

Phone: (262) 548-0444 **Fax: (262) 548-0935** **Web Page: www.wbcosc.com** **Email: edw@wbcosc.com**

Charter Capital Management, Inc.
Statements of Financial Condition
April 30, 2012 and 2011

Assets

	2012	2011
Current Assets:		
Cash	$ 102,116	$ 118,410
Commissions receivable	7,928	7,598
Due from stockholder	-	35,500
Prepaid expenses	15,169	-
Estimated tax payments	3,056	-
Total Current Assets	128,269	161,508
Property and Equipment:		
Computer equipment	9,278	7,958
Office furniture, fixtures, and equipment	6,965	6,965
Total Property and Equipment	16,243	14,923
Less: accumulated depreciation	(14,490)	(13,062)
Net Property and Equipment	1,753	1,861
Other Assets:		
Non compete agreement	20,000	-
Goodwill	48,389	-
Less: accumulated amortization	(611)	-
Total Other Assets	67,778	-
Total Assets	$ 197,800	$ 163,369

See notes to financial statements.

Charter Capital Management, Inc.
Statements of Financial Condition
April 30, 2012 and 2011

Liabilities and Stockholder's Equity

	2012	2011
Current Liabilities:		
Accounts payable	$ 1,517	$ 1,116
Accrued payroll taxes	2,819	2,023
Total Current Liabilities	4,336	3,139
Stockholder's Equity:		
Common stock	25	25
Paid in capital	2,321	2,321
Retained earnings	191,118	157,884
Total Stockholder's Equity	193,464	160,230
Total Liabilities and Stockholder's Equity	$ 197,800	$ 163,369

See notes to financial statements.

Charter Capital Management, Inc.
Statements of Income
For the Years Ended April 30, 2012 and April 30, 2011

	2012	2011
Revenue:		
Advisory fees	$ 641,735	$ 532,862
Commissions	65,326	65,507
Total Revenue	707,061	598,369
Expenses:		
Commissions, other compensation and related benefits	573,638	430,608
Communications	5,004	4,855
Occupancy	22,168	21,589
Other operating expenses	61,008	39,558
Total Expenses	661,818	496,610
Net Income From Operations	45,243	101,759
Other Income:		
Interest income	1	1
Total Other Income	1	1
Net Income Before Income Taxes	45,244	101,760
Provision for Income Taxes	(12,010)	-
Net Income	$ 33,234	$ 101,760

See notes to financial statements.

Charter Capital Management, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended April 30, 2012 and April 30, 2011

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, April 30, 2010	$ 25	$ 2,321	$ 56,124	$ 58,470
Net Income	-	-	101,760	101,760
Balance, April 30, 2011	$ 25	$ 2,321	$ 157,884	$ 160,230
Net Income	-	-	33,234	33,234
Balance, April 30, 2012	$ 25	$ 2,321	$ 191,118	$ 193,464

See notes to financial statements.

Charter Capital Management, Inc.
Statements of Cash Flows
For the Years Ended April 30, 2012 and April 30, 2011

	2012	2011
Cash Flows from Operating Activities:		
Net Income	$ 33,234	$ 101,760
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and amortization	2,039	992
(Increase) decrease in assets:		
Commissions receivable	(330)	(977)
Due from stockholder	35,500	(35,500)
Prepaid expenses	(15,169)	-
Estimated tax payments	(3,056)	-
Increase (decrease) in liabilities:		
Accounts payable	401	208
Accrued payroll taxes	796	(10,902)
Net Cash Provided by Operating Activities	53,415	55,581
Cash Flows from Investing Activities:		
Purchase of fixed assets	(1,320)	(900)
Purchase of goodwill	(48,389)	-
Purchase of non compete agreement	(20,000)	-
Net Cash Used in Investing Activities	(69,709)	(900)
Net Increase (Decrease) in Cash	(16,294)	54,681
Cash - Beginning of year	118,410	63,729
Cash - End of year	$ 102,116	$ 118,410
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$0	$0
Income taxes	$12,010	$0

See notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on May 1, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange). The Company's principal business activity is registered investment advisor.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line and 200DB methods over various lives between 3 and 10 years.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad.

Unearned Fees

The Company maintains its financial records generally on an accrual basis of accounting. The only exception relates to certain management fees that are billed prospectively, for varying terms up to six months, based on contractual percentages of the current market values. In accordance with practices allowed by the State of Wisconsin Office of Commissioner of Securities, the Company has not deferred the revenue to be earned under these contracts, nor has it recorded as prepaid, a substantially similar amount for the salaries paid as a result of these fees.

Management's estimate of unearned fees and prepaid salaries at April 30, 2012 and April 30, 2011, is approximately $42,026 and $40,779, respectively, which management believes is not material to the fair presentation of the financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred. During the fiscal years ended April 30, 2012 and April 30, 2011, $1,198 and $4,120, respectively, was expensed for advertising and marketing.

Charter Capital Management, Inc.
Notes To Financial Statements
April 30, 2012 and April 30, 2011

Note 1 - Summary of Significant Accounting Policies (cont'd)

Income Taxes

The Company files their 1120 tax return on a calendar year end. The federal income tax returns of the Company for the years ending December 31, 2008, 2009, 2010, and 2011 are subject to examination by the respective taxing authorities, generally for three years after they are filed for federal and four years after they are filed for Wisconsin.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2012, the Company's net capital and required net capital were $98,905 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 4.38%.

Note 3 - Line of Credit

The Company has a revolving line of credit with US Bank, allowing for borrowings up to $10,000 with an annual rate of 21.9%. The line of credit is collateralized by the checking account. At April 30, 2012 there were no amounts drawn on the line of credit.

Note 4 - Common Stock

Common stock consists of 56,000 shares authorized, 25 shares issued and outstanding $1 par value common shares.

Note 5 - Lease Commitment

Under the terms of noncancellable leases for office space, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending April 30,	Minimum Rentals
2013	$ 23,973
2014	22,432
2015	20,385
2016	12,026
2017	-
	$ 78,816

Note 6 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended April 30, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 7 - Goodwill

During the year ended April 30, 2012 a Stockholder sold his 100% interest in the Company to a new Stockholder. As part of the agreement the Company purchased the Stockholder's goodwill. As part of the purchase of the goodwill the exiting Stockholder will receive quarterly payments through November 2020 based on a set percentage of the advisory fees, services fees, and commissions his clients generate. Goodwill as of April 30, 2012 was $48,388 based upon what was paid. Future payments are uncertain due to payments only being payable with client retention. The goodwill is covered by FASB ASC 350, which states that goodwill should not be amortized. Instead, it should be tested for impairment at the reporting unit level. As of April 30, 2012, no impairment was found.

Note 8 - Non-Compete Agreement

The Company also signed a non-compete agreement with the exiting Stockholder. During the year ended April 30, 2012, $20,000 was paid to this Stockholder. Future payments are uncertain due to payments only being payable with client retention.

Note 9 - Subsequent Events

The Company has reviewed events and transactions through June 21, 2012 and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended April 30, 2012

	2012
Net Capital Computation	
Stockholder's equity at year end	$ 193,464
Deductions:	
Nonallowable assets:	
Prepaid expenses	(15,169)
Nonallowable receivables	(4,334)
Nonallowable receivables from non-customers	(2,469)
Net property and equipment	(1,753)
Other assets	(70,834)
Net Capital	$ 98,905
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 289
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness	
Total liabilities	$ 4,336
Aggregate Indebtedness	$ 4,336
Percentage of Aggregate Indebtedness to Net Capital	4.38%

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of April 30):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 98,906
Rounding	(1)
Net Capital Per Above	$ 98,905

WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

Independent Auditor's Report on Internal Control

Board of Directors,
Charter Capital Management, Inc.

In planning and performing our audit of the financial statements of Charter Capital Management, Inc. as of and for the year ended April 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Charter Capital Management, Inc. for the year ended April 30, 2012, and this report does not affect our report thereon dated June 21, 2012. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Wallace, Bozeny & Co., S.C.

Waukesha, Wisconsin
June 21, 2012